UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 10-Q and Form 10-QSB

[ ] Form 20-F [ ] Form 11-K [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________

PART I - REGISTRANT INFORMATION

CSB Bancorp, Inc.

(Full Name of Registrant)

6 West Jackson Street

(Address of Principal Executive Office

(Street and Number)

Millersburg, Ohio 44654

(City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons causing the inability to file timely as described in reasonable detail in Part III of this form could not be eliminated by the Company without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,

Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

As previously disclosed in a filing on Form 8-K, the Company entered into a Written Agreement between the Company, The Commercial and Savings Bank of Millersburg, Ohio, the Ohio Division of Financial Institutions and the Federal Reserve Bank of Cleveland. Since the date of that Agreement, there have been numerous changes in the policies and procedures of the Company as well as changes in senior management, including a new president and chief executive officer. Those changes, as well as continuing efforts to comply with the provisions of the Written Agreement, will not allow the Company to file its Form 10-K on the prescribed due date without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John E. Barnes (513) 977-8114

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] YES [ ] NO If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net income of the Company for the period ended December 31, 2000 is anticipated to be $320,893, compared to net income of $4,266,286 for the period ended December 31, 1999. As a result, earnings per share of the common stock of the Company for the period ended December 31, 2000 are anticipated to be $0.12, compared to earnings per share of $1.61 for the period ended December 31, 1999. Additionally, the net cash from operating activities of the Company for the period ended December 31, 2000 is anticipated to be $5,727,073 compared to net cash from operating activities of $8,306,241 for the period ended December 31, 1999. Finally, the net cash from investing activities of the Company for the period ended December 31, 2000 is anticipated to be ($965,703) compared to net cash from investing activities of ($26,038,158) for the period ended December 31, 1999. Information contained in the Form 8-K filed with the Securities and Exchange Commission on February 16, 2001 is incorporated herein by reference.

CSB Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2001                         By: /s/ C. James Bess

                                                              C. James Bess, President and Chief Executive Officer